3/11/03

03013139

SI 03013139 COMMISSION
...ington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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| SEC FILE NUMBER |
|---|
| 8-39104 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 28 2003
518

NAME OF BROKER-DEALER:

**Directed Services, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1475 Dunwoody Drive
(No. and Street)

| West Chester | PA | 19380 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita F. Woods (770) 933-3620
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

| 600 Peachtree Street Ste 2800 | Atlanta | GA | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

# OATH OR AFFIRMATION

I, Anita F. Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Directed Services, Inc., as of 12/31/02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Financial and Operations Principal
Title

Notary Public

TRACY S. CO... NOTARY EXPIRES GEORGIA JUNE 13, 2003 PUBLIC COBB COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Audited Financial Statements and Supplemental Information

Directed Services, Inc.

*For the year ended December 31, 2002*
*with Report of Independent Auditors*

0302-0398266

Directed Services, Inc.

Audited Financial Statements
and Supplemental Information

For the year ended December 31, 2002

## Contents

ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

# Report of Independent Auditors

Stockholder and Board of Directors
Directed Services, Inc.

We have audited the accompanying statement of financial condition of Directed Services, Inc. (a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Directed Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003

# Directed Services, Inc.

## Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | **$24,819,717** |
| Commissions and concessions receivable | **3,929,325** |
| Due from affiliates, including $203,232 under tax allocation agreement | **566,638** |
| Deferred income tax asset | **13,851** |
| Other assets | **160,750** |
| Total assets | **$29,490,281** |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Commissions and concessions payable | **$ 4,679,347** |
| Due to affiliates | **5,531,524** |
| Accounts payable and other accrued expenses | **4,495,148** |
| Other liabilities | **121,617** |
| Total liabilities | **14,827,636** |
| | |
| Stockholder's equity: | |
| Common stock, no par value (stated value $150 per share); 200 shares authorized, 100 shares issued and outstanding | **15,000** |
| Additional paid-in capital | **3,969,170** |
| Retained earnings | **10,678,475** |
| Total stockholder's equity | **14,662,645** |
| Total liabilities and stockholder's equity | **$29,490,281** |

*See accompanying notes.*

# Directed Services, Inc.

## Statement of Operations

Year ended December 31, 2002

| | |
|---|---|
| Revenues: | |
| Commissions | $287,208,066 |
| Management fees paid by affiliates | 83,454,761 |
| Other | 10,825,172 |
| Total revenues | 381,487,999 |
| | |
| Expenses: | |
| Commissions | 287,309,766 |
| Salaries and employee benefits | 562,271 |
| Management fees paid to affiliates | 25,914,411 |
| Other operating expenses | 45,668,438 |
| Total expenses | 359,454,886 |
| | |
| Income before taxes | 22,033,113 |
| | |
| Income tax expense: | |
| Current | 9,003,312 |
| Deferred | 157,016 |
| Total income tax expense | 9,160,328 |
| Net income | $ 12,872,785 |

*See accompanying notes.*

Directed Services, Inc.

Statement of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2002 | $15,000 | $3,969,170 | $ 12,805,690 | $ 16,789,860 |
| Net income | – | – | 12,872,785 | 12,872,785 |
| Dividends paid to Parent | – | – | (15,000,000) | (15,000,000) |
| Balance at December 31, 2002 | **$15,000** | **$3,969,170** | **$ 10,678,475** | **$ 14,662,645** |

*See accompanying notes.*

## Directed Services, Inc.

## Statement of Cash Flows

Year ended December 31, 2002

| | |
|---|---|
| **Operating activities** | |
| Net income | **$ 12,872,785** |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Deferred income taxes | **157,016** |
| Change in operating assets and liabilities: | |
| Due from affiliates | **3,151,733** |
| Commissions and concessions receivable | **(153,810)** |
| Other assets | **9,878** |
| Commissions and concessions payable | **2,030** |
| Accounts payable and other accrued expenses | **1,555,173** |
| Due to affiliates | **2,022,906** |
| Other liabilities | **95,956** |
| Net cash provided by operating activities | **19,713,667** |
| | |
| **Financing activities** | |
| Dividends paid to Parent | **(15,000,000)** |
| Net cash used in financing activities | **(15,000,000)** |
| | |
| Net increase in cash and cash equivalents | **4,713,667** |
| Cash and cash equivalents at beginning of year | **20,106,050** |
| Cash and cash equivalents at end of year | **$ 24,819,717** |
| | |
| **Supplemental disclosure of cash flow information** | |
| Cash paid during the year for: | |
| Income taxes | **$ 8,221,062** |

*See accompanying notes.*

Directed Services, Inc.

Notes to Financial Statements

December 31, 2002

## 1. Nature of Business and Ownership

Directed Services, Inc. (the "Company") operates as a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company is engaged primarily in the distribution of variable insurance products. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH"). On December 31, 2002, the former parent, Equitable of Iowa Companies, Inc. ("EIC") was merged into LCH. LCH is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company's securities transactions are limited to variable annuities issued by affiliated companies. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

## 2. Summary of Significant Accounting Policies

### General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

### Commissions and Concessions Receivable

Commissions and concessions receivable are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

### Revenue Recognition

Commission revenue and expense are recognized when premiums are earned. Investment management fees, which are recorded as other revenues on the statement of operations, are recognized as such fees are earned.

### Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

## 3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

### 3. Income Taxes (continued)

Income tax expense consists of the following for the year ended December 31, 2002:

| | |
|---|---|
| Current: | |
| Federal | **$6,819,627** |
| State | **2,183,685** |
| | **9,003,312** |
| Deferred: | |
| Federal | **148,289** |
| State | **8,727** |
| | **157,016** |
| Total | **$9,160,328** |

Variations from the federal statutory rate are as follows for the year ended December 31, 2002:

| | |
|---|---|
| Expected federal income tax expense at statutory rate of 35% | **$7,711,590** |
| State income tax expense, net of federal benefit | **1,425,068** |
| Other | **23,670** |
| Income tax expense | **$9,160,328** |

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes and nondeductible expenses such as travel, entertainment, and meals.

## 3. Income Taxes (continued)

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued vacation | **$14,030** |
| Total deferred tax assets | **14,030** |
| | |
| Deferred tax liabilities: | |
| Allowance for doubtful accounts | **179** |
| Total deferred tax liabilities | **179** |
| Net deferred tax asset | **$13,851** |

Management has evaluated the need for a valuation allowance for deferred tax assets and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

## 4. Related Party Transactions

The Company is the investment adviser, transfer agent, and administrator of The GCG Trust (the "Trust"), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary, as defined, for the ordinary operations of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets, as defined, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. For such services, the Company earned $83,454,761 for the year ended December 31, 2002.

## 4. Related Party Transactions (continued)

Golden American Life Insurance Company ("Golden American"), ReliaStar Life Insurance Company of New York ("RLNY"), affiliates of the Company, and the Parent, provide certain managerial and supervisory services to the Company. The fee for these services is calculated as a percentage of average assets in the separate accounts. For the year ended December 31, 2002, Golden American, RLNY and the Parent charged $25,914,411 to the Company for these services.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American, RLNY and Equitable Life Insurance Company of Iowa, affiliates of the Company. For the year ended December 31, 2002, commissions earned from these entities by the Company aggregated $287,208,066.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

## 5. Employee Benefit Plan

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and profit sharing) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2002 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company related to these plans included in the statements of operations were $23,934 for the year ended December 31, 2002.

**6. Contingencies**

The Company is party to a number of claims, lawsuits and arbitration matters arising in the course of their normal business activities. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

**7. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company had net capital of $9,992,081, which was $9,003,572 in excess of its required net capital of $988,509. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.48 to 1.

# Supplemental Information

Directed Services, Inc.

Schedule I
Computation of Net Capital and Aggregated Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

| | |
|---|---|
| **Stockholder's equity** | **$14,662,645** |
| **Non-allowable assets** | |
| Commissions and concessions receivable | **3,929,325** |
| Due from affiliates | **566,638** |
| Deferred income tax asset | **13,851** |
| Other assets | **160,750** |
| Total non-allowable assets | **4,670,564** |
| **Net Capital** | **$ 9,992,081** |
| **Aggregate indebtedness** | |
| Accounts payable and other accrued expenses | **$ 4,495,148** |
| Commissions and concessions payable | **4,679,347** |
| Due to affiliates | **5,531,524** |
| Other liabilities | **121,617** |
| Total aggregate indebtedness | **$14,827,636** |
| Minimum net capital requirement, 6 2/3 % of AI | **$ 988,509** |
| Minimum dollar net capital requirement | **$ 5,000** |
| Excess net capital | **$ 9,003,572** |
| Excess net capital at 1000%, as defined | **$ 8,509,317** |
| Ratio of aggregate indebtedness to net capital | **1.48 to 1** |

Directed Services, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2002

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.

# Directed Services, Inc.

## Schedule III
## Statement Regarding SEC Rule 15c3-3

December 31, 2002

**Exemptive Provision**

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

# Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
Directed Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Directed Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Atlanta, Georgia
February 14, 2003